UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Beacon Roofing Supply, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073685109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Code, Hennessy & Simmons III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,795

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 200,795

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,795

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHS Management III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,795

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 200,795

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,795

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Code, Hennessy & Simmons LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,795

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 200,795

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,795

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer This statement on Schedule 13G relates to shares of common stock of Beacon Roofing Supply, Inc., a Delaware corporation (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 1 Lakeland Park Drive, Peabody, MA 01960

Item 2.
(a)

Name of Person Filing

Pursuant to Rules 13d-1(k)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G on behalf of Code, Hennessy & Simmons III, L.P., a Delaware limited partnership (“Fund III”), CHS Management III LP, a Delaware limited partnership (“Code Management”), and Code, Hennessy & Simmons LLC, a Delaware limited liability company (“Code LLC”).  The foregoing persons are sometimes referred to collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that such a “group” exists.

	(b)	Address of Principal Business Office or, if none, Residence The address or principal business office of each of the Reporting Persons is 10 South Wacker Drive, Chicago, Illinois 60606.
(c)

Citizenship
Fund III and Code Management are limited partnerships organized under the laws of the State of Delaware.  Code LLC is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities The securities reported herein are shares of common stock, $0.01 par value per share, of the Issuer (“Common Stock”).
	(e)	CUSIP Number 073685109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages stated herein are based on a total of 28,923,463 shares of Common Stock outstanding as of January 6, 2006 as disclosed in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2006.

	(a)-(b)	Fund III. Fund III beneficially owns 200,795 shares of Common Stock, constituting approximately 0.7% of the shares of Common Stock outstanding.

Code Management  By reason of its status as the general partner of Fund III, Code Management may be deemed to beneficially own the 200,795 shares of Common Stock held by Fund III, constituting approximately 0.7% of the shares of Common Stock outstanding.  Code Management disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Code LLC  By reason of its status as a general partner of Code Management, the general partner of Fund

III, Code LLC may be deemed to beneficially own the 200,795 shares of Common Stock held by Fund III, constituting approximately 0.7% of the shares of Common Stock outstanding.  Code LLC disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

	(c)(i) – (iv)	Fund III. Fund III has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 200,795 shares of Common Stock.

Code Management  By reason of its status as the general partner of Fund III, Fund III may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 200,795 shares of Common Stock held by Fund III.  Code Management disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Code LLC   By reason of its status as a general partner of Code Management, the general partner of Fund III, Code LLC may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 200,795 shares of Common Stock held by Fund III.  Code LLC disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Items 2 and 4(a)-(b) hereof.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2006.

CODE, HENNESSY & SIMMONS III, L.P.

By:	CHS Management III, L.P., its general partner

	By:	Code Hennessy & Simmons LLC, its general partner

		By:	/s/ Peter M. Gotsch
		Name:	Peter M. Gotsch
		Its:	Member

CHS MANAGEMENT III, L.P.

By:	Code Hennessy & Simmons LLC, its general partner

	By:	/s/ Peter M. Gotsch
	Name:	Peter M. Gotsch
	Its:	Member

CODE HENNESSY & SIMMONS LLC

By:	/s/ Peter M. Gotsch
Name:	Peter M. Gotsch
Its:	Member

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement pursuant to Rule 13d-1(k)(1)(iii)

EXHIBIT A TO SCHEDULE 13G

Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(k)

Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated as of February 14, 2006.

CODE, HENNESSY & SIMMONS III, L.P.

By:	CHS Management III, L.P., its general partner

	By:	Code Hennessy & Simmons LLC, its general partner

		By:	/s/ Peter M. Gotsch
		Name:	Peter M. Gotsch
		Its:	Member

CHS MANAGEMENT III, L.P.

By:	Code Hennessy & Simmons LLC, its general partner

	By:	/s/ Peter M. Gotsch
	Name:	Peter M. Gotsch
	Its:	Member

CODE HENNESSY & SIMMONS LLC

By:	/s/ Peter M. Gotsch
Name:	Peter M. Gotsch
Its:	Member